Exhibit 99.2

responsibly

managing

impacts

2005

Corporate

Responsibility

Summary Report

WHO WE ARE

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are alsoactive in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For additional information on Talisman’s corporate structure and operations, see the company’s Annual Information Form dated March 13, 2006, which can be obtained from the company or viewed on-line at www.talisman-energy.com.

2005 Performance Statistics (millions of dollars unless otherwise stated)

SOCIAL PERFORMANCE	2005	2004	2003

Community contributions	5.5	3.7	5.0
Full-time equivalent employees	2,138	1,870	1,758
Full-time equivalent positions added	181	179	275
Employee turnover	4%	4%	4%
Dollars spent on employee training	3.9	3.2	—

HEALTH, SAFETY AND ENVIRONMENT (HSE) PERFORMANCE

CO2 equivalent emissions (Canada, million tonnes)	2.5	2.5	2.5
Direct energy use (Canada, million gigajoules)	21	21	22
Lost time injury frequency (per 200,000 exposure hours)	0.69	0.36	0.51
Licensed fresh water diversion (Canada, million cubic metres)	1.1	1.1	—

ECONOMIC PERFORMANCE

Production (mboe/d)	470	438	398
Gross sales	9,554	6,874	5,610
Common share dividends	125	114	90
Exploration and development expenditures	3,179	2,538	2,180
Fiscal contributions to host governments	2,615	1,590	1,106
Employee remuneration	408	313	249

impacts

outcomes

Does anyone actually read these reports? Should corporate responsibility reporting be regulated? How does corporate responsibility support the Company’s strategic direction? Do investment analysts find value in social reporting? What information is material to the business and stakeholders? Who are our stakeholders?

Whether it is a company’s first, or in our case, sixth, Corporate Responsibility Report, these are just a few of the many questions companies must tackle prior to issuing a corporate responsibility report.

In the years since the release of our first report in April 2000, we’ve witnessed a global proliferation of corporate responsibility reporting. What was once a marginal activity performed by a few, dedicated, yet isolated groups of more socially conscious companies around the world, is now a growing industry that remains largely misunderstood. With expert opinions and new standards emerging almost daily, it’s easy to become confused.

We don’t think it has to be that complicated.

We believe that we’ve prepared a balanced report in the past and will continue to do so in the future.

While historically our Reports have focused more on measuring process, discussing policies and describing management systems, we changed our approach to the annual reporting process this year in order to better discuss our impacts and performance.

We think we’ve come a long way.

We hope you like the change.

To receive our full-length 2005 Corporate Responsibility Report, please request a copy through our website at
www.talisman-energy.com.

Talisman’s 2005 Corporate Responsibility Report – ‘Responsibly Managing Impacts’ reflects Talisman’s approach to translating our commitment to corporate responsibility into action throughout our global interests, which ultimately contributes to the creation of long term value for our shareholders.

Discussion with James W. Buckee, President and CEO

WHAT DOES THE TITLE OF THIS YEAR’S CORPORATE RESPONSIBILITY REPORT MEAN TO YOU?

JIM à As an international oil and gas company, our business interests take us around the world in search of exploration and development opportunities that provide energy for people. That is what we do. Managing the impacts of our activities, whether related to safety, environmental, economic or social performance, is how we do business. Talisman’s 2005 Corporate Responsibility Report – ‘Responsibly Managing Impacts’ reflects Talisman’s approach to translating our commitment to corporate responsibility into action throughout our global interests, which ultimately contributes to the creationof long term value for our shareholders.

WHY DOES TALISMAN REPORT ON ITS CORPORATE RESPONSIBILITY PERFORMANCE?

JIM à I believe that our approach to corporate responsibility and our reporting on corporate responsibility performance helps the Company manage risks (including our license to operate, our employee recruitment andretention efforts and our need for access to capital) in a number of ways. First, over the years, I have observed that the process of reporting itself serves as a catalyst that sharpens our internal focus on programs across our organization. Second, reporting also ensures corporate accountability and helps to drives our performance. Third, the annual dissemination of the Report allows the Company to actively engage our numerous stakeholders on issues discussed in the Report, such as human rights, environmental performance and transparency. Ultimately, Ifeel that the demonstration of our corporateresponsibility programs through thepublication of the Report creates investorconfidence in our risk management systems.

WHAT IS TALISMAN’S POSITION ON THE ISSUE OF CLIMATE CHANGE?

JIM à On a personal level, I remain skeptical of the science related to the impact of CO2 on the climate. Nonetheless, I acknowledge that many stakeholders holda different opinion on this issue, some verystrongly. I also understand that the issue of CO2 emissions and climate change poses particular risks to the energy industry, beit reputation or regulatory risk. As GoldmanSachs has recently stated in its US PortfolioStrategy, “whether or not an individual investoris convinced that anthropogenic, that is,manmade GHGs are leading to changesin the Earth’s climate, this issue will haveimplications for the financial markets and for corporate performance”. As with any business risk, we have an obligation to strategically manage the issue.

Our strategy includes:

•                  participation in the development of regulatory initiatives such as the EU Emissions Trading System and the Canadian “Large Final Emitter” regulations;

•                  study of the use of a Kyoto Clean Development Mechanism project in Malaysia to generate “certified emission reductions” for use in Canada and the UK;

•                  improvement of our CO2, methane and other emissions reporting systems, including third party auditing of management systems;

•                  development of environmentally innovative projects such as the Beatrice Windfarm and co-generation facilities in Western Canada; and

•                  investment in education initiatives in the areas of science and technology.

We will continue to develop our strategy and expect our approach to this issue to evolve over time, as the regulatory, fiscal and technological framework becomes clearer.

It may well be that as understanding of the science evolves, the role of anthropogenic CO2 in affecting climate will be seen to be little or nothing (especially as water vapour and clouds constitute up to 90% of the greenhouse effect and worldwide fuel burning accounts for only 6 gigatonnes of CO2 per year in a global budget of 200 gigatonnes). Nevertheless, Talisman will continue tomanage our risks related to climate changein order to proactively respond to the concernsof our stakeholders and to ensure that we enhance long term shareholder value.

HOW DO YOU DEVELOP A CORPORATELY RESPONSIBLE CULTURE AT TALISMAN?

JIM à I believe our employees have a deeply ingrained innate sense of corporate responsibility. My role therefore, is to reinforce this sense of corporate responsibility through my behaviour and interest. I see corporate responsibility as an integral aspect of creatingvalue throughout our operations, not an add-onto them. I am personally committed to highlevels of performance in all areas of ouroperations and dedicated to ensuring theyare conducted in a safe, healthy andenvironmentally responsible manner.

WHAT IS THE MOST SIGNIFICANT CHALLENGE FACING TALISMAN?

JIM à Upward pressure on oil prices, increased industry activity and the need for expert personnel have been building for a quarter-century. However, general industry recruitment has not kept pace with its needs. A shortfall in trades, engineers, geologists, geophysicists and many other professionals has had a deleterious effect on operational efficiency and execution. I believe this labour shortfall represents the single biggest challenge facing not only Talisman, but the international oil and gas industry as a whole. Compounding the challenge is the enhanced training and development required for new and less-experienced employees. The inflow of new and less-experienced employees intothe oil and gas industry also puts pressureon companies to redouble their efforts inmaintaining high safety standards. I expectthat this challenge will only intensify in the coming years.

SO WHAT IS TALISMAN DOING TO ADDRESS THIS?

JIM à To begin with, the Company must be able to retain the people that we already have, and we do a very good job at that. Turnover at Talisman is less than 4%, which is better than most of our peers. Providing greater employee mobility, enhanced training and development and improved coaching programs should allow us to maintain our strong retention levels.

With respect to recruitment, while Talisman alone cannot address this industry-wide issue, I believe we have begun to take steps towards addressing our own recruitment challenges.  In 2005, we initiated a global employeerecruitment strategy to help define Talisman’s unique employment identity. This, together with the exciting career opportunities that we offer and the mobility, training and coaching programs described above, will also help address recruitment concerns.

Talisman also employs undergraduate and graduate students in a variety of disciplines. We employ students in cooperative placements and often hire them once their training is completed. In 2005, Talisman made a decade-long commitment to students studying in the fields of energy and related studies by establishing scholarships for superior academic achievements at the Universities of Alberta and Calgary. It is truly a great time to be thinking about a careerin the energy industry and we hope ourrelationship with the universities helps develop a pipeline of talent for the industry in general and Talisman in particular.

IN YOUR OPINION, WHAT WERE TALISMAN’S MOST SIGNIFICANT CORPORATE RESPONSIBILITY ACHIEVEMENTS IN 2005?

JIM à Talisman launched a Companywide Online Ethics Awareness e-Learning Program for all employees and a significant number of contractors. We further embedded transparency within our Company by confirming Talisman’s official commitment to the principles of the Extractive Industries Transparency Initiative (EITI), a global multi-stakeholder initiative seeking to increase transparency in the extractives sector indeveloping countries. Talisman also investedapproximately $5.5 million in community development programs worldwide including long-term commitments to universities, museums and tsunami relief efforts. We launched a proactive stakeholder consultation process in Alaska regarding our planned 2006 drilling program.

WHAT IS HAPPENING WITH RESPECT TO TALISMAN, THE ALIEN TORT CLAIMS ACT LAWSUIT AND TALISMAN’S COMMUNITY DEVELOPMENT PROGRAMS IN SUDAN?

JIM à Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. The lawsuit, which seeks class action status, alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connectionwith the Company’s now disposed of indirectinterest in oil operations in Sudan. Talismanbelieves the lawsuit to be entirely without merit and is continuing to vigorously defend itself.

Despite this, Talisman provided approximately $400,000 to three core programs in Sudan: amodel farm, an agriculture capacity buildingprogram and a distance learning program.Though the Company completed its three-yearfunding commitment to these programs in 2005 following the sale of its indirect interest in Sudan, it will continue to fund these programs in 2006 while seeking new partners or sponsors going forward.

HOW DOES TALISMAN ENSURE THE HIGHEST HEALTH AND SAFETY PERFORMANCE THROUGHOUT ITS GLOBAL OPERATIONS?

JIM à Oil and gas operations, by their nature, are potentially risky and require daily vigilance at all levels of the organization to ensure the ongoing safety and security of employees, local communitiesand the environment. I believe my first responsibilityis to the safety and well-being of our employees.Our Board and management fully support reachinga point where accidents don’t happen and we strive to reach this goal through safe work procedures, rotating site visits, employee education and training, management tours, reporting and, most importantly, individual commitment.

Despite these best efforts, sadly accidents sometimes occur. Talisman recorded no fatalities,life-threatening occupational injuries or major environmental incidents at Talisman-operated sites in 2005. However I am saddened to report that three contractors to Talisman suffered fatal injuries in early 2006. In all cases, an ongoing investigation is underway, and any lessons learned willbe incorporated into our workplace practicesglobally. Senior management have also conductedsite visits to reinforce Talisman’s safety standards and the need for safe working practices.

INCREASINGLY, DISCUSSION OF ENERGY SUPPLY AND RISING COMMODITY PRICES HAS FOUND ITS WAY INTO REPORTS LIKE THESE, WHAT’S YOUR TAKE?

JIM à Energy is a vital business and world demand for energy will continue to increase with economic and population growth. However, due to limited exploration budgets (that must compete internally against share buybacks and dividend payments), lack of significant discoveries, restricted access to oil development in many countries and risingconsumption, only a decreasing fractionof the oil consumed globally over the past25 years has been replaced.

Today world energy demand means relying on increasingly mature oil fields in often politicallyunstable areas. The supply of cheap energy is reaching a crisis point and high oil prices will continue. In 2005, demand reached almost 84 million barrels of oil a day and is expected to continue to rise in 2006. Commodity prices reflect the tension between growing demand and a lack of spare production capacity. The price signal will ultimately lead to conservation, efficiency and alternative energy as importantways to reduce oil demand.

WHAT IS HAPPENING WITH TALISMAN’S WIND FARM PROJECT?

JIM à In 2005, work continued on the development of a $58 million wind farm demonstrator project off the coast of Scotland at Talisman (UK)’s Beatrice platform that could marry our expertise in off-shore operations with leading edge wind power technology. Pending regulatory approvals, construction will begin in the third quarter of 2006. The full Beatrice Wind Farm Project, if implemented as currently envisaged, could generate as much as 1,000 megawatts from up to 200 turbine units deployed in the vicinity of ourBeatrice platform. I am personally keen to look at the performance and operating characteristics of the demonstrator turbines to gauge the commercial viability of the project. For more information please see page 32 of this Report.

WHAT IS TALISMAN DOING TO IMPROVE ITS TRANSPARENCY?

JIM à I believe Talisman is a leader in transparency. In 2005, Talisman became the first Canadian company to join the Extractive Industries Transparency Initiative (EITI) and was named “overall leader” in transparency in the oil and gas industry by Save the Children (UK). Today, I believe that our disclosure of all royalties, taxes and material payments to host governments places us on the forefront of fiscal transparency.

Talisman is also committed to the Global Compact, and we are particularly pleased with the Global Compact’s inclusion of its tenth and newest principle – that businesses should work against all forms of corruption, including extortion and bribery. We believethat if this principle is actively supported by both governments and companies (whether public or state-owned), real impact and improvement can be achieved around the world.

On a reporting basis, the Company chose the Global Reporting Initiative (GRI) as the foundation of this Report to improve transparency, reporting rigour and comparability. We’ve added GRI indicators to each sub-section for quick and easy reference and have addressed non-reported Key Performance Indicators (KPIs) whereappropriate within the sub-section narrative.Talisman’s 2005 Corporate Responsibility Report has been prepared in accordance with the 2002 Global Reporting Initiative’sGuidelines. I believe it presents a balancedand reasonable presentation of theCompany’s social, economic, and environmental performance.

2005 KEY IMPACTS AND OUTCOMES

SOCIAL PERFORMANCE

•                  Completed a company-wide on-line Ethics Awareness training program.

•                  Experienced no significant human rights or security issues related to global activities.

•                  Co-funded the development of a social, health, education and agricultural baseline study by the University of West Indies of the South Eastern portion of Trinidad to help direct future community development activities more effectively.

•                  Contributed approximately $5.5 million towards global community development activities, including major partnerships in Canada with the universities of Calgary and Alberta, STARS Foundation and the Canadian Museum of Nature.

•                  Contributed approximately $550,000 including $150,000 from employees to organizations helping with tsunami relief and rebuilding in Southeast Asia through several international offices.

•                  Worked with the Canadian High Commission in Trinidad to upgrade a school for special needs children.

•                  Provided a record $820,000 to Calgary’s United Way campaign through employee donations, the corporate match and numerous employee-ledfundraising activities.

HSE PERFORMANCE

•                  Recorded no fatalities, life-threatening occupational injuries or major environmental incidents at Talisman-operated sites.

•                  Completed or progressed formal environmental impact assessments in support of proposed projects in Canada, Alaska, UK, Norway, Qatar and Malaysia.

•                  Developed and implemented caribou protection plans during winter exploration and development activity in Western Canada.

•                  Spent $19 million on contaminated site cleanup and wellsite reclamation in Western Canada.

•                  Progressed produced water reinjection projects that will significantly reduce the amount of oil in water discharged from our offshore operations in the North Sea.

•                  Completed environmental studies, extensive stakeholder consultations, and progressed an Environmental Impact Assessment (EIA) in support of the offshore Beatrice Wind FarmDemonstrator Project, due for offshore installation in 2006.

•                  Completed energy efficiency audits at a number of operating sites in Western Canada.

•                  Provided behavior-focused safety leadership training to line supervisors in the UK and North America.

•                  Completed annual wellsite, facility and heavy equipment safety inspections at our Indonesian operations.

•                    Completed safety management system audits or reviews at all Talisman operated sites.

ECONOMIC PERFORMANCE

•                  Became the first Canadian company to officially support the Extractive Industries Transparency Initiative (EITI).

•                    Established an accounting and auditing complaints procedure and hotline to provide employees with a vehicle to report questionable accounting and auditing practices.

For more information on Talisman’s performance in these areas, see our full length Corporate Responsibility Report available at www.talisman-energy.com.

WHAT CAN TALISMAN STAKEHOLDERS EXPECT FROM TALISMAN’S CORPORATE RESPONSIBILITY REPORTS IN THE FUTURE?

JIM à Talisman will endeavour to continue to provide a balanced review in future Corporate Responsibility Reports. Further, we see continuous improvement in our reporting processes as a key management tool to improve our corporate performance. We will continue to review our performance and introduce new indicators that better reflect the nature of our operations. We will challenge our methodology by measuring non-traditional indicators. We will consult our stakeholders toensure the content of our reports is relevantand gauge our audience so that we might better understand what they want to know about our Company. And we will provide more real-time, web-based reporting to complement our annual Corporate Responsibility Report in 2006, as we strive to achieve best practices in Responsibly Managing Impacts.

Jim Buckee

President and Chief Executive Officer

Talisman Energy Inc.

March 13, 2006

responsibly

managing

impacts

TELL US WHAT YOU THINK

2005 Corporate Responsibility Summary Report

Name

Address

Check this bo X☐ if we can publish your comments in future Reports.
Check this bo X☐ if we can include your name with your comments.

How do you rate Talisman’s corporate responsibility performance?

Performance	Worse than	Same as	Better than
Area	most companies	most companies	most companies

Social ☐ ☐ ☐

Environmental ☐ ☐ ☐

Economic ☐ ☐ ☐

Overall Corporate Responsibility ☐ ☐ ☐

The section(s) of the Report that I found most informative were:
☐ Who we are; ☐ Message from Jim Buckee; ☐ Global Compact; ☐ Human Rights;
☐ Stakeholders Relations; ☐ Workforce Practices; ☐ Ethical Business Conduct;
☐ Occupational Health and Safety; ☐ Project Planning and Environmental Protection;
☐ Waste Management and Site Restoration; ☐ Energy Efficiency and Emissions;
☐ Financial and Operating Statistics; ☐ Transparency; ☐ Sustainable Value Creation;
☐ Moving Forward; ☐ Performance Summary; ☐ GRI Reference Indicator Table; ☐ PwC’s Report

The information that most interested me was:

The information that least interested me was:

Do you have any additional comments, criticisms or suggestions?

Thank you for your comments.

Talisman has published a separate Annual Report Summary, Annual Report and full-length CorporateResponsibility Report. These reports are available by contacting the Company and can also be viewed at www.talisman-energy.com

CONTACT US

Questions and views on this Summary Report and on Talisman’s corporate responsibility effortsmay be directed to the Manager of CorporateResponsibility and Government Affairs at:

Talisman Energy Inc.

3400 888 - 3rd Street S.W.

Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234

Facsimile: (403) 237-1902

E-mail: tlm@talisman-energy.com

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